SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)


                              Tab Products Co.
                              (Name of Issuer)


                  Common Stock, $0.01 par value per share
                       (Title of Class of Securities)


                                873197 10 7
                               (CUSIP Number)


                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 29, 2001
          (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Phillip Ean Cohen
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
         A GROUP*                                    (b) [  ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, BK - See Item 3
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
         NUMBER OF             339,000
          SHARES           ---------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER
         OWNED BY              -0-
           EACH            ---------------------------------------------------
         REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON WITH            339,000
                           ---------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         339,000 - See Item 5
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                            [   ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Hamilton Sorter Co., Inc.  31-0722233
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
         A GROUP*                                    (b) [ ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, BK - See Item 3
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
         NUMBER OF                   339,000
          SHARES                 ---------------------------------------------
       BENEFICIALLY              8   SHARED VOTING POWER
         OWNED BY                    -0-
           EACH                  ---------------------------------------------
         REPORTING               9   SOLE DISPOSITIVE POWER
        PERSON WITH                  339,000
                                 ---------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         339,000 - See Item 5
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                [   ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HS Morgan Corporation  13-3526420
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
         A GROUP*                                    (b) [ ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, BK - See Item 3
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
         NUMBER OF                   339,000
          SHARES                 ---------------------------------------------
       BENEFICIALLY              8   SHARED VOTING POWER
         OWNED BY                    -0-
           EACH                  ---------------------------------------------
         REPORTING               9   SOLE DISPOSITIVE POWER
        PERSON WITH                  339,000
                                 ---------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         339,000 - See Item 5
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                 [   ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HS Morgan Limited Partnership 13-3526423
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
         A GROUP*                                    (b) [ ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, BK - See Item 3
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
         NUMBER OF                   339,000
          SHARES                 ---------------------------------------------
       BENEFICIALLY              8   SHARED VOTING POWER
         OWNED BY                    -0-
           EACH                  ---------------------------------------------
         REPORTING               9   SOLE DISPOSITIVE POWER
        PERSON WITH                  339,000
                                 ---------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         339,000 - See Item 5
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [   ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Thaddeus S. Jaroszewicz
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
         A GROUP*                                    (b) [ ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         PF
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
         NUMBER OF                   100
          SHARES                 ---------------------------------------------
       BENEFICIALLY              8   SHARED VOTING POWER
         OWNED BY                    -0-
           EACH                  ---------------------------------------------
         REPORTING               9   SOLE DISPOSITIVE POWER
        PERSON WITH                  100
                                 ---------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100 - See Item 5
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                [   ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 0.1%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Watkins C. Johnston
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
         A GROUP*                                    (b) [ ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         PF
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
         NUMBER OF                  1,000
          SHARES                ----------------------------------------------
       BENEFICIALLY             8   SHARED VOTING POWER
         OWNED BY                   -0-
           EACH                 ----------------------------------------------
         REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON WITH                 1,000
                                ----------------------------------------------
                                10  SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,000 - See Item 5
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                 [   ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




         This Amendment No. 8 to Schedule 13D amends Items 2, 3, 4, 5 and 7 of the Schedule 13D filed on February 8, 2001, as thereafter amended, by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz") and HS Morgan Corporation, a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This Amendment No. 8, among other things, adds an additional Filer, Watkins C. Johnston ("Mr. Johnston"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 2.  Identity and Background

         Effective with this Amendment No. 8 to Schedule 13D, Mr. Johnston, who is one of Mr. Jaroszewicz's five nominees to stand for election to the Corporation's Board of Directors, is a Filer. Certain information concerning Mr. Johnston is set forth below.

         a. Watkins C. Johnston

         b. 1100 Chandler Street, Montgomery, Alabama 36102.

         c. Mr. Johnston is an owner and the Chief Executive Officer of STS Filing Products, Inc. ("STS"), a manufacturer of customized filing products and supplies. Mr. Johnston is also the President of Johnston Cattle Co. ("Johnston Cattle"), an integrated commercial cattle raising and feed lot operation. The principal business address of each of STS and Johnston Cattle is 1100 Chandler Street, Montgomery, Alabama 36102.

         d. Mr. Johnston, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. Mr. Johnston, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Johnston being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizen of USA.

Item 3.  Source and amount of Funds or Other Consideration.

         The source of funds for the purchase by Mr. Johnston of the 1,000 shares of Common Stock described herein was the personal funds of Mr. Johnston.

Item 4.  Purpose of Transaction.

         As previously reported in this Item 4, Mr. Jaroszewicz is soliciting proxies from the Corporation's stockholders in support of the election of his five nominees (the "Nominees") to the Board of Directors of the Corporation. On August 29, 2001 Mr. Jaroszewicz commenced mailing his proxy statement (the "Proxy Statement") and form of proxy to holders of Corporation Common Stock in connection with his solicitation of proxies for use at the Corporation's 2001 Annual Meeting of Stock holders to be held on October 16, 2001. On the same date, Mr. Jaroszewicz filed his Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the "SEC").

         The Proxy Statement, as filed with the SEC, is incorporated herein by reference.

         The Nominees, if elected, intend to appoint Mr. Jaroszewicz to serve as Chairman of the Board of the Corporation. In addition, Mr. John W. Boustead, one of the Nominees, may assume a role as an executive officer of the Corporation if the Nominees are elected.

Item 5.  Interest in Securities of the Issuer.

         On August 9, 2001, Mr. Johnston purchased 1,000 shares of Common Stock in the open market at $4.05 per share.

Item 7.  Material to be filed as Exhibits.

         1. Mr. Jaroszewicz's Proxy Statement, dated August 29, 2001 (incorpo rated by reference to the Proxy Statement filed on Schedule 14A by Mr. Jaroszewicz on August 29, 2001 with the SEC).
         2.       Power of Attorney and Joint Filing Agreement of Watkins
                  C. Johnston



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2001

                                    ------------------------
                                    *Phillip Ean Cohen


                                    /s/ Thaddeus S. Jaroszewicz
                                    -------------------------------
                                    Thaddeus S. Jaroszewicz


                                    ------------------------
                                    *Watkins C. Johnston


                                    HAMILTON SORTER CO., INC.,
                                    an Ohio corporation


                                    By: /s/ Thaddeus S. Jaroszewicz
                                       --------------------------------
                                    Title:  Chief Executive Officer


                                    HS MORGAN LIMITED PARTNERSHIP, a
                                    Delaware limited partnership.


                                    By:  HS MORGAN CORP., the General Partner


                                    By:  /s/Thaddeus S. Jaroszewicz
                                       ------------------------------
                                    Title:  President


                                    HS MORGAN CORP.
                                    a Delaware corporation


                                    By: /s/ Thaddeus S. Jaroszewicz
                                       ------------------------------
                                    Title:  President


                                    *By: /s/ Thaddeus S. Jaroszewicz
                                        ------------------------------
                                        Thaddeus S. Jaroszewicz
                                        Attorney-in-Fact



                                                                  EXHIBIT 2


                POWER OF ATTORNEY AND JOINT FILING AGREEMENT

         I, WATKINS C. JOHNSTON, do hereby appoint EDWARD E. STEINER and THADDEUS S. JAROSZEWICZ, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me with respect to the common stock of Tab Products Co. pursuant to Section 13(d) of the Securities Exchange Act of 1934.

         I also agree that, as required by Rule 13d-1(k) promulgated under the Securi ties Exchange Act of 1934, that any filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock of Tab Products Co. shall also be filed on behalf of Hamilton Sorter Co., Inc., an Ohio corporation, HS Morgan Limited Partnership, a Delaware limited partnership, HS Morgan Corp., a Delaware corporation, Thaddeus S. Jaroszewicz and Phillip Ean Cohen.

         IN WITNESS WHEREOF, I have hereunto set my hand this 29th day of August, 2001.


                                    /s/ Watkins C. Johnston
                                    -----------------------------
                                    Watkins C. Johnston